[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2015
WASH, D.C.
201

SECI 15027742 SSION

aB 12/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street, 32nd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raoul Clark 215.405.2027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/2

ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

September 30, 2015

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Raoul Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aberdeen Fund Distributors, LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lisa Kupper, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Dec. 19, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Raoul Clark
Signature

Deputy Chief Compliance Officer
Title

Lisa Kupper
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Aberdeen Asset Management Inc.:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of September 30, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia. PA
November 24, 2015

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2015

Assets

Cash	$	2,358,310
Fee-related receivables from funds		1,081,280
Prepaid expenses		15,758
Total assets	$	3,455,348

Liabilities and Member's Equity

Liabilities:		
Sales commissions payable to external broker-dealers and Affiliates	$	1,008,071
Accrued expenses		48,624
Payable to Parent and Affiliates, net		27,519
Total liabilities		1,084,214
Member's equity		2,371,134
Total liabilities and member's equity	$	3,455,348

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Year ended September 30, 2015

Revenue:		
Distribution fees	$	6,585,929
Other revenue		280,602
Total revenue		6,866,531
Expenses:		
Sales commissions to external broker-dealers and Affiliates		6,062,657
Licenses and fees		487,050
Professional fees		59,467
Other operating expenses		22,959
Total expenses		6,632,133
Net income	$	234,398

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended September 30, 2015

Balance, September 30, 2014	$	2,136,736
Net income		234,398
Balance, September 30, 2015	$	2,371,134

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended September 30, 2015

Cash flows from operating activities:		
Net income	$	234,398
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fee-related receivables from funds		(238,310)
Decrease in prepaid expenses		2,803
Increase in sales commissions payable to external broker-dealers & Affiliates		231,423
Increase in accrued expenses		9,353
Increase in payable to Parent and Affiliates, net		6,692
Net cash provided by operating activities		246,359
Cash at beginning of year		2,111,951
Cash at end of year	$	2,358,310

See accompanying notes to financial statements.

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management, Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 27 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by a separate wholly owned subsidiary of AAM PLC (Affiliate). These services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company, and for the year ended September 30, 2015, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Sales Commissions

The Company charges sales commissions that are paid to other securities brokers in connection with the sale of certain shares of the Funds, to expense when incurred.

(c) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, and retains a portion of these fees, known as underwriter fees. As of September 30, 2015, the Company owed $1,008,071 to external broker-dealers and Affiliates for services rendered. The gross fees received are reflected as revenues and the amounts paid categorized as sales commissions to external broker-dealers and Affiliates in the statement of operations.

(Continued)

(d) ***Revenue Recognition***

Revenues from distribution services are based on the contractual agreements with the Funds and computed as a percentage of managed assets. The Company recognizes revenue from distribution and underwriter fees when earned.

(e) ***Payments to/Receipts from Parent and Affiliates***

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the year ended September 30, 2015, as the Parent has agreed to absorb such costs until otherwise noted.

As of September 30, 2015, the net amount owed by the Company to the Parent and Affiliates was $27,519. The Company owed the Parent $45,606 of financing agent fees and CDSC fees, which were offset by management fees receivable of $12,450. The Company receives management fees from the Parent in order to offset registered representative licensing costs. For the year management fees for services provided by the Company and charged back to the Parent totaled $148,350 and are included in other revenue on the statement of operations. The Company also had transactions with Affiliates related to sales for which there was a commission receivable of $5,637. For the year, sales for which there was a commission earned by the Company and charged back to Affiliates totaled $30,104 and are included in other revenue on the statement of operations.

(f) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal and state income tax purposes. As such, all items of income and expense pass through and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. The federal and state tax expense for the year ended September 30, 2015 would have been $100,622 if the Company was not a disregarded entity and taxed as a corporation.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $ 250,000 or 2% of aggregate debits used in computing its reserve requirement. As of September 30, 2015, the Company had net capital of $ 1,341,069 and excess capital of $ 1,091,069 over the $ 250,000 minimum requirement.

(4) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 24, 2014, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of September 30, 2015

Net capital:		
Total member's equity from statement of financial condition	$	2,371,134
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(996,220)
Prepaid expenses		(15,758)
Intercompany receivables		(18,087)
Net capital	$	1,341,069
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	1,091,069

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of September 30, 2015)

Net Capital, as reported in Company's Part II (unaudited) Focus report	$	1,314,383
Sales commissions payable to external broker-dealers and Affiliates		43,686
Professional and consultancy fees		(17,000)
Net Capital per the preceding	$	1,341,069

See accompanying independent auditors' report.

Schedule 2

ABERDEEN FUND DISTRIBUTORS, LLC

Determination of Reserve Requirement under Rule 15c3-3

As of September 30, 2015

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of September 30, 2015, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

ABERDEEN FUND DISTRIBUTORS, LLC

Information for Possession or Control Requirements under Rule 15c3-3

As of September 30, 2015

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of the report date, (for which instructions to reduce to possession or control had been issued as of the report date for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.)	$	-	-
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-	-

See accompanying independent auditors' report.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Aberdeen Asset Management Inc.:
1735 Market Street 32nd floor
Philadelphia, PA 19103:

We have reviewed management's statements, included in the accompanying *Aberdeen Fund Distributors, LLC Exemption Report September 30, 2015* (the Exemption Report), in which (1) Aberdeen Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended September 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, PA
November 24, 2015

ABERDEEN FUND DISTRIBUTORS, LLC

Exemption Report

September 30, 2015

Aberdeen Fund Distributors, LLC (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

Aberdeen Fund Distributors, LLC

I, Raoul Clark, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Raoul Clark

Title: Deputy Chief Compliance Officer

Dated:

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors of
Aberdeen Asset Management Inc.
1735 Market Street 32nd floor
Philadelphia, PA 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Aberdeen Fund Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, PA
November 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067799 FINRA SEP 6/10/2008
ABERDEEN FUND DISTRIBUTORS LLC
1735 MARKET ST 32ND FL
PHILADELPHIA, PA 19103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Demetriou 215-405-2409

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aberdeen Fund Distributors LLC
(Name of Corporation, Partnership or other organization)

C Demetriou
(Authorized Signature)

HEAD OF FINANCE
(Title)

Dated the 23 day of NOVEMBER, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2014
and ending 9/30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,866,521
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,866,531
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	6,866,521
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)